Exhibit 99.5

March 11, 2022
Ric Kayne
Willkie Farr & Gallagher LLP
Dear Ric:
We have reviewed your letter, dated March 7, 2022, and take the issues that you have raised seriously. We appreciate the opportunities we’ve had to discuss your perspectives and share our views with you, and thought it might be helpful here to provide more clarity around the issues and strategies taken by the company.
Athira’s Board and leadership team are focused on doing what is right for the company, our shareholders and patients. Our highest priority is advancing fosgonimeton (ATH-1017) through clinical trials and securing regulatory approval for the treatment of Alzheimer’s disease (AD), which impacts as many as 35 million people worldwide.
We acknowledge you have a different opinion about the decision taken on Dr. Kawas, but the Board stands by its decision to end Athira’s relationship with her. Athira is committed to the integrity of scientific research and a thorough investigation led by an independent special committee of our Board found that Dr. Kawas altered images in her 2011 doctoral dissertation in at least four research papers that she co-authored while a graduate student at Washington State University, published from 2011 to 2014. We want to make it clear that no member of our Board or management team made a request for Dr.
Kawas to serve as a consultant to Athira. Any outreach to her has been solely in her capacity as a major shareholder of Athira – and an openness on our part to hear her input and views as she wants to share them.
Athira is well positioned as it enters a potentially transformative phase with multiple near-term clinical event catalysts. We have the right strategy, and the right leadership team to execute that strategy. Athira delivered on its 2021 commitments and is continuing to advance fosgonimeton and the pipeline as highlighted below:
Fosgonimeton
•
Initiated an open label extension of the LIFT-AD and ACT-AD trials to allow all eligible patients to received treatment with fosgonimeton at the high dose of 70 mg/day for up to an additional 26 weeks;

•	Completed enrollment of 77 patients in the ACT-AD study in October 2021, with topline data expected in the second quarter of 2022;
•
Achieved above industry average enrollment in LIFT-AD Phase 3 study, and opportunistically increased the sample size to strengthen statistical power of co-key secondary endpoints and enhance the potential for a single pivotal clinical study;

•	Dosed the first patient in the SHAPE Phase 2 clinical trial of fosgonimeton in mild-to-moderate Parkinson’s disease dementia and Dementia with Lewy bodies;
•	Published results from a Phase 1 clinical trial of fosgonimeton in healthy volunteers and subjects with AD in the peer-reviewed Journal of Alzheimer’s Disease; and
•
Presented preclinical data that demonstrated the mechanism of action of the active metabolite of fosgonimeton is through positive modulation of HGF/MET and resulted in neurotrophic and procognitive effects.

Pipeline
•	Submitted an Investigational New Drug application for ATH-1020, a novel orally available brain- penetrant small molecule, in December 2021 and received FDA clearance in January 2022; and
•	Presented preclinical data showing that ATH-1020demonstrated neuroprotective effects, mitigated depression-like behaviors and normalized an EEG hallmark of schizophrenia in animal models.
Clearly, there has been tremendous progress advancing a very hopeful and promising drug that can have an incredible impact on millions of people’s quality of living.
Following is more detail behind some of your other comments:
Expansion of LIFT-AD trial: The single best strategic choice that we can make for Athira and its shareholders and patients is to best position fosgonimeton for regulatory approval for the treatment of AD. To do that, we aligned on an approach with the FDA at the end of 2019, which entails establishing the drug’s safety and efficacy in double-blind placebo-controlled studies. For the results of our LIFT-AD study to support registration, Athira needs to demonstrate statistically significant and clinically meaningful benefit on the primary endpoint and at least two co-key secondary endpoints. It is for this reason, and given the strong patient enrollment rates in the study, that Athira determined to increase the sample size for the LIFT-AD study; doing so strengthens the statistical power of co-key secondary endpoints, which must be statistically significant to enhance the potential for approval of an NDA based on a single pivotal clinical study.
Assessing length of the Open Label Extension (OLEX) for the ACT-AD and LIFT-AD studies: Athira has carefully considered many factors in assessing the length of the OLEX for the ACT-AD and LIFT-AD studies. The OLEX study as currently designed is 26 weeks in duration, allowing patients the opportunity to receive investigational product for the same duration as the blinded period. This period also provides Athira with extended exposure data. Our approach to the duration of the OLEX is consistent with best practices in drug development situations where the efficacy of an investigational drug has not yet been established and an adjudication of risk-benefit is not yet possible.
Although we are encouraged by the statistically significant results from the randomized, placebo- controlled Phase 1b trial in 11 patients on the functional biomarker P300, these data did not establish clinical efficacy and the sample size was too small to assess risk to the patients. This is distinct from situations involving other investigational agents, where Phase 2 clinical trials have already been conducted, allowing both for more safety data and potentially more efficacy data to have been collected to inform decisions on the length of an open label extension of the pivotal study.
We will continue to evaluate potential paths forward as more information becomes available. This includes regular guidance from the independent, Data and Safety Monitoring Board (DSMB) that reviews all data on an unblinded basis as well as a review by a world-class clinical development expert who is assessing our approach and options for the ongoing OLEX. Additionally, the ACT-AD study results expected by the end of the second quarter of 2022 will further inform the risk/benefit profile of fosgonimeton. Therefore, it is in the best interests of Athira and shareholders to ground the decision to extend the OLEX beyond 26 weeks in sufficient data and with DSMB endorsement. As we discussed, this review is ongoing.
SHAPE Phase 2 clinical trial: Like any small company, we must assess how best to use our cash to generate shareholder value with the least risk. We are confident in the decision to launch the SHAPE Phase 2 clinical trial of fosgonimeton for the treatment of Parkinson’s disease dementia and Dementia with Lewy bodies; it provides an opportunity to leverage the work we have already invested in with respect to fosgonimeton to potentially address another high unmet medical need, and there is a sound hypothesis for this study. Based on our preclinical assessments, we believe fosgonimeton has the potential to counter neurodegeneration caused by a variety of neurodegenerative diseases. Positive results from this clinical proof-of-concept trial of fosgonimeton in patients with Parkinson’s disease dementia and Dementia with Lewy bodies would strengthen the potential pan-dementia utility of fosgonimeton and increase confidence in the mode of action. Having potentially successful results demonstrating fosgonimeton in other indications would help mitigate the risks of failure in the ACT-AD study or the LIFT-AD study, or, conversely, help establish even greater value in the event the ACT-AD and LIFT-AD studies are successful. We initially announced our intention to pursue a clinical trial in Parkinson’s disease dementia as a potential use of proceeds at the time of our initial public offering, and we are carrying out this important work thoughtfully and consistent with the intentions we expressed to many of the investors in our company.
We are committed to building a best-in-class Board that has the right mix of skills and experience to oversee Athira through this critical chapter. To date, the Board has been built by balancing the benefits of tenure and experience with the need for fresh perspectives and with a view toward diversity of thought, experience and expertise. Consistent with this commitment, the Board has added two independent directors in the last year – Grant Pickering at your suggestion as well as Barbara Kosacz – who brought diverse and relevant experience to the Board. We remain focused on identifying a new independent director with deep R&D and drug development experience and expertise to replace the vacancy left by Dr. Tadataka Yamada’s passing. We are currently engaged in discussions with a world-class clinical development expert who is assessing the OLEX and who we expect will join the Board in the near term. As we shared with you yesterday, we are also open to considering the appointment of your nominee George Bickerstaff to the Board. As a matter of good governance, we would like to meet with Mr. Bickerstaff to better understand the skills that he would bring as a director. We are prepared to do that immediately.
We hope that you will engage constructively with us on these issues. We believe that it is in the best interests of Athira and its shareholders and patients to avoid a proxy contest, which would absorb significant time and resources that would be better directed toward the execution of our clinical trials.
We look forward to continuing our dialogue.
Sincerely,
Athira Board of Directors

Disclaimer
The views expressed in the solicitation materials referenced herein and/or attached hereto represent the opinions of Richard A. Kayne and certain of his affiliates (collectively, the “Kayne Entities”) that hold shares of Athira Pharma, Inc. (“Athira” or the “Company”) and are based on publicly available information with respect to the Company.  The Kayne Entities and the other participants in the Kayne Entities’ solicitation are collectively referred to herein as the “Participants”.  The Participants recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with their conclusions.  The Participants reserve the right to change any of their opinions expressed in any of the solicitation materials at any time as they deem appropriate.
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Additional Information
On April 11, 2022, Mr. Kayne, together with the other Participants, filed a definitive proxy statement (the “Definitive Proxy Statement”) and an accompanying BLUE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) to solicit votes for the election of their slate of highly qualified director nominees at the 2022 annual meeting of the stockholders of the Company.
THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER PROXY MATERIALS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION ABOUT THE IDENTITY OF THE PARTICIPANTS IN THE SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS THEREIN.  THE DEFINITIVE PROXY STATEMENT AND SUCH OTHER PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV AND ARE ALSO AVAILABLE AT NO CHARGE ON REQUEST FROM THE PARTICIPANTS’ PROXY SOLICITOR, HARKINS KOVLER, LLC AT (800) 339-9883 OR VIA EMAIL AT ATHA@HARKINSKOVLER.COM.
Cautionary Statement Regarding Forward-Looking Statements
Certain statements contained in the solicitation materials are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond the Participants’ control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements.
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